

Mail Stop 3561

March 27, 2017

<u>Via Email</u>
Mr. David M. Denton
Executive Vice President and Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

> **Re: CVS Health Corporation**
> **Form 10-K for the year ended December 31, 2016**
> **Filed February 9, 2017**
> **File No. 1-01011**

Dear Mr. Denton:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Annual Report on Form 10-K</u>
<u>Exhibit 13</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 6 Leases, page 52</u>

1. Your disclosure in Note 6 indicates that in connection with the acquisition of the pharmacy and clinic businesses of Target, you entered into lease agreements with Target for the pharmacy and clinic space within Target stores. You also indicate that given that the non-cancelable contractual term of the pharmacy lease agreements exceeds the remaining estimated economic life of the buildings being leased, the Company concluded for accounting purposes that the lease term was the remaining economic life of the buildings and consequently most of the individual pharmacy leases are capital leases. You further disclose in footnote (2) to the table of your future lease commitments on page 53, that you have not included $1.7 billion of amounts due in excess of the remaining estimated economic life of the buildings in your future contractual lease obligations since the estimated economic life of the buildings is shorter than the contract term of the lease arrangement. Please explain how you accounted for the $1.7 billion of

amounts due in excess of the remaining estimated economic lives of the buildings at the acquisition date and explain the relevant technical accounting literature that supports the treatment used. Also, please explain your planned accounting treatment for these amounts when they are ultimately required to be paid under the terms of the lease arrangements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3651 with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining